September 1, 2011
VIA EDGAR AND OVERNIGHT COURIER
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jeffrey Riedler, Assistant Director

Re:	Capella Healthcare, Inc.
Registration Statement on Form S-4
Filed June 28, 2011
File No. 333-175188
Dear Mr. Riedler:
     Below is the response of Capella Healthcare, Inc. (the “Company” or “we”) to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated July 25, 2011 regarding the above-referenced Form S-4 dated June 28, 2011 (the “Registration Statement”).
     Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR. For your convenience, we are sending you by overnight courier a copy of Amendment No. 1 marked to show all changes to the Registration Statement.
     The Staff’s comments are repeated and italicized below for convenience of reference followed in each case by the Company’s response. All references to page numbers and captions in each heading and response correspond to Amendment No. 1, unless otherwise indicated.
General
1. Comment: Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.
     Response:
     We respectfully acknowledge the Staff’s comment.
Two Corporate Centre, Suite 200
501 Corporate Centre Drive
Franklin, TN 37067-2662
Phone: 615-764-3000 • fax: 615-764-3030

Division of Corporate Finance
Securities and Exchange Commission
September 1, 2011

2. Comment: We note that you have submitted a confidential treatment request. Please note that you will be receiving comments to the confidential treatment request under separate cover and that all confidential treatment issues must be resolved before we will consider a request for acceleration of the registration statement.
     Response:
     We respectfully acknowledge the Staff’s comment.
3. Comment: As currently presented, the offer could be open for less than 20 full business days because of the 5:00 p.m. expiration time instead of an expiration time of midnight of what may ultimately be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day to ensure compliance with Exchange Act Rule 14e-1(a). In addition, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424. See Rule 14d-1(g)(3).
     Response:
We respectfully advise the Staff that the offer will remain open at least through midnight on the twentieth business day following the commencement of the exchange offer. We also confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.
4. Comment: In all instances where non-GAAP financial measures are presented, please provide the page reference where the reader can find explanations and definitions for the non-GAAP financial measures, how management uses the measure and why management believes it is useful to the information.
     Response:
The Registration Statement has been revised in response to the Staff’s comment by adding page references following the presentation of Adjusted EBITDA on pages 1, 67 and 99 of Amendment No. 1.
Industry and Market Data
5. Comment: Please delete the statement that you have not independently verified the information and do not take any further responsibility for this data. It is not appropriate to directly or indirectly disclaim liability for information in the registration statement.
     Response:
The Registration Statement has been revised in response to the Staff’s comment. Please see the section of Amendment No. 1 captioned “Industry and Market Data.”

Division of Corporate Finance
Securities and Exchange Commission
September 1, 2011

6. Comment: Please update the discussion in your prospectus to the most recent date practicable.
     Response:
The Registration Statement has been revised by Amendment No. 1 to reflect updates through June 30, 2011, which is the most recent date practicable.
Our Company, page 1
7. Comment: Please provide your basis for the statement that you are a “leading provider of general and specialized acute care, outpatient and other medically necessary services.” Please expand the discussion in your Business section to explain how you have determined your status as a leader. For example, please disclose your market share for the relevant markets in which you compete, and compare this market share with the respective market shares of your significant competitors. Additionally, disclose the sources of information relied upon to determine your leadership status.
     Response:
The Registration Statement has been revised in response to the Staff’s comment by deleting the word “leading” in reference to the Company as a provider of general and specialized acute care, outpatient and other medically necessary services. Please see Amendment No. 1.
8. Comment: Please revise your disclosure to define “CMS Core Measures,” indicate how the measures are compiled, and provide the basis for the statement that your composite results rank “approximately at the national average.”
     Response:
The Registration Statement has been revised in response to the Staff’s comment by deleting the statement, “Currently, our CMS Core Measures composite results rank approximately at the national average.” Please see Amendment No. 1.
Our Competitive Strengths, page 3
9. Comment: Please balance the summary’s discussion of your competitive strengths with an equally prominent discussion of the challenging aspects of the company’s industry, business strategy and prospects including risks or obstacles that the company may face. Please note that providing a cross reference to the risk factors section will not satisfy this comment.
     Response:
The Registration Statement has been revised in response to the Staff’s comment by adding a Section Captioned “Summary of Risks and Challenges.” Please see page 7 of Amendment No. 1.

Division of Corporate Finance
Securities and Exchange Commission
September 1, 2011

The Exchange Notes, page 13
10. Comment: Please define and explain the term “pari passu” the first time it is used in your disclosure.
     Response:
The Registration Statement has been revised in response to the Staff’s comment by replacing the word “pari passu” with the word “equal.” Please see Amendment No. 1.
Risk Factors, page 19
If you do not properly tender your outstanding notes, you will continue to hold unregistered outstanding notes and your ability to transfer outstanding notes will remain restricted and may be adversely affected, page 19
11. Comment: We note your disclosure here that you, “do not plan to register outstanding notes under the Securities Act unless [y]our registration rights agreement with the initial purchasers of the outstanding notes requires [you] to do so.” Please identify any conditions in the registration rights agreement that would require you to register the outstanding notes beyond the exchange offer discussed in this prospectus. In the alternative, please clarify that there are no such conditions.
     Response:
The Registration Statement has been revised in response to the Staff’s comment. Please see page 19 of Amendment No. 1.
“We may be unable to repurchase the notes if we experience a change of control..., page 32”
12. Comment: Please disclose that any repurchase offer made pursuant to the change in control provision will comply with any applicable regulations under the federal securities laws, including Exchange Act Rule 14e-1.
     Response:
The Registration Statement has been revised in response to the Staff’s comment. Please see page 32 of Amendment No. 1.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

Division of Corporate Finance
Securities and Exchange Commission
September 1, 2011

13. Comment: Please clarify on page 61 if you had an average price increase of 6% in each of October 2009 and May of 2010 or specify the increase at each of these months if the total increase was 6%, for example, 3% in each of those months.
     Response:
The Registration Statement has been revised in response to the Staff’s comment. Please see page 58 of Amendment No. 1.
Medicare and Medicaid Reimbursement, page 44
14. Comment: Please expand your discussion here to discuss the specific quality of care measures set forth by CMS under the VBP Program and how you intend to achieve high levels of quality relative to the measures under the VBP Program.
     Response:
The Registration Statement has been revised in response to the Staff’s comment. Please see page 45 of Amendment No. 1.
Commitment to Delivery of Patient Care Excellence, page 68
15. Comment: Please identify the “independent, third-party, nationally-recognized survey administrator” that rated your physician and employee satisfaction.
     Response:
The Registration Statement has been revised in response to the Staff’s comment to include the name of the independent, third-party, nationally-recognized survey administrator. Please see pages 3 and 68 of Amendment No. 1.
Diversified Portfolio of Assets with Strong Market Positions in Attractive Communities, page 69
16. Comment: Please provide a source for the market position statistics you disclose.
     Response:
The Registration Statement has been revised in response to the Staff’s comment by deleting the reference to our market position under the heading “Business — Our Competitive Strengths — Diversified Portfolio of Assets with Strong Market Positions in Attractive Communities.” Please see page 69 of Amendment No. 1.
Compensation Discussion and Analysis, Page 97

Division of Corporate Finance
Securities and Exchange Commission
September 1, 2011

Base Salaries, page 98
17. Comment: We note that in recommending adjustments to the base salary for NEOs, your CEO considers NEO performance, budgetary guidelines, and market data. Please revise your disclosure to describe the specific market data upon which the CEO bases his recommendation and identify the source of this information. In addition, to the extent that you have engaged in any benchmarking of compensation, identify the benchmark and, if applicable, its components (including component companies).
     Response:
The Registration Statement has been revised in response to the Staff’s comment. Please see pages 97 and 98 of Amendment No. 1.
18. Comment: Please expand your disclosure here to describe the specific factors that were considered by the Board of Directors in electing to increase Mr. Wiechart’s salary by nearly 70% in 2010.
     Response:
The Registration Statement has been revised in response to the Staff’s comment to clarify that Mr. Wiechart’s compensation for 2009 was for a partial year. Please see page 100 of Amendment No. 1.
Director Compensation for 2010, page 104
19. Comment: Please revise your disclosure to include tabular disclosure of the compensation awarded to Mr. Hensley in 2010 as required under Item 402(k) of Regulation S-K. In the narrative disclosure accompanying this table, please explain why Mr. Hensley was the only member of the Board of Directors compensated for his service.
     Response:
The Registration Statement has been revised in response to the Staff’s comment. Please see page 104 of Amendment No. 1.
Description of Other Indebtedness, page 110
The Exchange Offer, page 112
Terms of the Exchange Offer, page 113
20. Comment: We note your reservation of the right to amend the terms of the offer on page 117. Please revise your disclosure to indicate that, in the event of a material change in the offer, including the

Division of Corporate Finance
Securities and Exchange Commission
September 1, 2011

waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.
     Response:
The Registration Statement has been revised in response to the Staff’s comment. Please see page 115 of Amendment No. 1.
Expiration Date, Extensions and Amendments, page 114
21. Comment: Please confirm that in the event of an extension of the exchange offer, a party who has previously tendered their notes for exchange may still withdraw their tender.
     Response:
The Registration Statement has been revised in response to the Staff’s comment. Please see page 116 of Amendment No. 1.
Notes to Condensed Consolidated Financial Statements (Unaudited)
22. Comment: We note from “Recent Developments” at page 8, that a subsidiary of Capella signed a definitive agreement to acquire a 60% interest in Cannon County Hospital, LLC, which owns and operates Dekalb Community Hospital and Stones River Hospital. Please provide financial statements for the acquisition in accordance with Rule 3-05 of Regulation S-X. Alternatively, please tell us why Rule 3-05 is not appropriate for this acquisition.
     Response:
We have applied the provisions of Rule 3-05 of Regulation S-X with respect to the acquisition of a 60% interest in Cannon County Hospital, LLC and have concluded that the acquisition is less than the significance threshold which would require either furnishing audited financial statements or supplemental footnote information for Cannon County Hospital, LLC.
Financial Statements for the Three-and-Six-Months Ended June 30, 2011
Condensed Consolidated Balance Sheets, page F-15 and F-16
23. Comment: Please tell us the substance or nature of the items generating a negative balance in “accounts receivable, net” for the Parent Issuer as of March 31, 2011 and December 31, 2010.
     Response:
The Registration Statement has been revised in response to the Staff’s comment. Please see pages F-15 and F-16 of Amendment No. 1. The unallocated allowance for doubtful accounts that was

Division of Corporate Finance
Securities and Exchange Commission
September 1, 2011

reflected on the Parent Issuer financials in the Registration Statement has been allocated to the Guarantors and Non-Guarantors financials because the allowance balance is related to patient accounts receivable for each of those two groups.
Financial Statements for the Year Ended December 31, 2010
Note 1. Organization and Significant Accounting Policies, page F-25
24. Comment: Please disclose costs and expenses applicable to revenues as required by Rule 5-03.2 of Regulation S-X and general and administrative expenses as required by Rule 5-02.4 of Regulation S-X. This disclosure can be in the notes to financial statements.
     Response:
The Registration Statement has been revised in response to the Staff’s comment. Please see pages F-6 and F-31 of Amendment No. 1.
25. Comment: Please disclose why you do not present segment data.
     Response:
The Registration Statement has been revised in response to the Staff’s comment. Please see page F-31 of Amendment No. 1.
26. Comment: Please confirm that you do not have any variable interest entities or provide the disclosures required by ASC 810-10-50.
     Response:
The Company confirms that it does not have any variable interest entities.
     We acknowledge that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Division of Corporate Finance
Securities and Exchange Commission
September 1, 2011

     If you or the Staff have any questions or comments regarding the Company’s response, please contact the Company’s Chief Executive Officer, Daniel S. Slipkovich, at (615) 764-3000 or the Company’s securities counsel, J. Chase Cole, at (615) 850-8476.

Very truly yours, Capella Healthcare, Inc.
By:	/s/ Daniel S. Slipkovich
Daniel S. Slipkovich
Chief Executive Officer, President and Chairman

cc:	J. Chase Cole, Esq. David C. Head, Esq.